Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
Reports of the Board of Directors and Supervisory Committee for the Year 2009,
Audited Financial Statements and Auditor’s Report for the Year Ended 31 December 2009,
Profit Distribution and Cash Dividend Distribution Plan for the Year 2009,
Resolution on Re-appointment of PRC and International Auditors and
Authorization of the Board of Directors to Determine their Remuneration,
Resolution on the Appointment of an Independent Non-executive Director,
Resolution on Renewal of Liability Insurance for
the Directors and Senior Management Officers,
Resolution on the Proposed Amendments to the Articles of Association,
Duty Report of the Independent Directors for the Year 2009,
Report on the Status of Connected Transactions and Execution of the
Connected Transactions Management System for the Year 2009,
and
Notice of Annual General Meeting
A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Conference Room Xiang Jian Huan, 3/F, Shangri-la Hotel, 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou, Guangdong Province, the People’s Republic of China, on Friday, 4 June 2010 at 9:30 a.m. is set out on pages 5 to 11 of this circular.
Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.
If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 14 May 2010.
19 April 2010

Commission File Number 001-31914
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Commission File Number 001-31914
DEFINITIONS
In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Friday, 4 June 2010 at 9:30 a.m. at Conference Room Xiang Jian Huan, 3/F, Shangri-la Hotel, 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou, Guangdong Province, PRC

“Articles of Association”	the articles of association of the Company, as amended from time to time

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Board” or “Board of Directors”	the board of Directors of the Company

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB 1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or	independent non-executive Directors of the Company
“Independent Non-executive Directors”

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“A Share(s)”	domestic share(s) of RMB 1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914
LETTER FROM THE BOARD
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)

Board of Directors: Chairman and Executive Director: Mr. Yang Chao President and Executive Director: Mr. Wan Feng Vice Presidents and Executive Directors: Mr. Lin Dairen, Ms. Liu Yingqi	Office Address: 16 Financial Street Xicheng District Beijing 100033 PRC Place of business in Hong Kong: 25th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong
Non-executive Directors: Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin Independent Non-executive Directors: Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore

19 April 2010
To the shareholders
Dear Sir or Madam,
1.	INTRODUCTION
On behalf of the Board of Directors, I invite you to attend the AGM to be held on Friday, 4 June 2010 at 9:30 a.m. at Conference Room Xiang Jian Huan, 3/F, Shangri-la Hotel, 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou, Guangdong Province, PRC.
The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

Commission File Number 001-31914
LETTER FROM THE BOARD
2.	BUSINESS TO BE CONSIDERED AT THE AGM
The business to be considered at the AGM is described in more detail in the Notice of Annual General Meeting set out on pages 5 to 11 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (a) the Report of the Board of Directors for the Year 2009, (b) the Report of the Supervisory Committee for the Year 2009, (c) the Audited Financial Statements and Auditor’s Report for the Year Ended 31 December 2009, (d) the Profit Distribution and Cash Dividend Distribution Plan for the Year 2009, (e) the Re-appointment of PRC and International Auditors and Authorization of the Board to Determine their Remuneration, (f) the appointment of Mr. Anthony Francis Neoh as an Independent Non-executive Director of the Company; and (g) the renewal of liability insurance for the Directors and senior management officers of the Company.
A special resolution will be proposed at the AGM to approve (h) the Proposed Amendments to the Articles of Association.
The documents tabled at the AGM for shareholders’ review include: (i) the Duty Report of the Independent Directors for the Year 2009, and (j) the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2009.
In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed resolutions to be approved and reviewed at the AGM (see Appendix I), the biographical details of the Independent Non-executive Director candidate (see Appendix II), the Duty Report of the Independent Directors for the Year 2009 (see Appendix III) and the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2009 (see Appendix IV).
3.	THE AGM
The proxy form and the reply slip of the AGM are enclosed.
If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.
If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before 14 May 2010.

Commission File Number 001-31914
LETTER FROM THE BOARD
4.	VOTING BY POLL
According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.
5.	RECOMMENDATION
The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Yang Chao
Chairman

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Friday, 4 June 2010 at 9:30 a.m. at Conference Room Xiang Jian Huan, 3/F, Shangri-la Hotel, 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou, Guangdong Province, the People’s Republic of China, for the following purposes:
ORDINARY RESOLUTIONS
1.	To consider and approve the Report of the Board of Directors of the Company for the Year 2009.

2.	To consider and approve the Report of the Supervisory Committee of the Company for the Year 2009.

3.	To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the Year ended 31 December 2009.

4.	To consider and approve the Profit Distribution and Cash Dividend Distribution Plan of the Company for the Year 2009.

5.
To consider and approve the Resolution on the Re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, respectively, as the PRC auditor and international auditor of the Company for the year 2010 and to authorize the Board of Directors to determine their remuneration.

6.	To consider and approve the appointment of Mr. Anthony Francis Neoh as an Independent Non-executive Director of the Company.

7.	To consider and approve the renewal of liability insurance for the Directors and senior management officers of the Company.

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NOTICE OF ANNUAL GENERAL MEETING
SPECIAL RESOLUTION
8.
To consider and approve the following Proposed Amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors and his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges of the Company’s listed jurisdictions from time to time.

The amended Articles of Association as referred to in this special resolution shall come into effect only after the relevant approvals from CIRC are obtained.
1.	Article 3 of the original Articles of Association shall be amended to read as:

Domicile of the Company	:	16 Financial Street, Xicheng District, Beijing
Phone Number	:	010-63633333
Fax Number	:	010-66575722
Zip Code	:	100033
2.	Paragraph 2 of Article 27 of the original Articles of Association shall be amended to read as:

Shares of the Company repurchased in accordance with paragraph 3 of Article 24 shall not exceed 5% of the total issued shares of the Company, and funding for the repurchase shall be from the profits (after taxation) of the Company.

3.	Article 140 of the original Articles of Association shall be amended to read as:

The Board of Directors is accountable to the Shareholders’ General Meeting and shall exercise the following powers:
(1)	convening the Shareholders’ General Meeting and presenting reports thereto;

(2)	implementing resolutions adopted by the Shareholders’ General Meeting;

(3)	determining the Company’s operational plans and investment programs;

(4)	preparing the annual financial budget plan and final accounts plan of the Company;

(5)	preparing the profit distribution plans and loss coverage plans of the Company;

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NOTICE OF ANNUAL GENERAL MEETING
(6)	preparing plans for increasing or reducing the registered capital of the Company, and plans for issuing or listing of Company bonds and other securities;

(7)	preparing plans for major acquisitions, share repurchases, merger, division, dissolution or restructuring of the Company;

(8)
determining arrangements in relation to external investments, acquisition and sale of assets, mortgage of assets, external guarantees, investment entrustment arrangements, connected transactions, employees’ equity incentives and other matters within the mandate of the Shareholders’ General Meeting;

(9)	determining the structure of the Company’s internal management;

(10)
appointing or removing the President of the Company, the Board Secretary, and upon the President’s recommendation, appointing or removing Vice Presidents and other senior management officers (except the Board Secretary) of the Company, and determining the remuneration for these officers;

(11)	formulating the basic management systems of the Company;

(12)	formulating plans for amendments of the Articles of Association;

(13)	managing information disclosure by the Company;

(14)	making suggestions to the Shareholders’ General Meeting as regards the appointment or replacement of the auditors of the Company;

(15)	reviewing the work report by the President of the Company and appraising the quality of his work;

(16)	exercising other powers authorized by laws, regulations, departmental rules, the Articles of Association or other powers mandated by the Shareholders’ General Meeting.
Unless otherwise stipulated by laws, regulations, departmental rules and the Articles of Association, the above resolutions can be passed by a majority vote of all Directors, provided that matters provided for in paragraphs (6), (7) and (12) must be passed by a two-thirds or above vote of all Directors.
In principle, the above powers of the Board of Directors shall not be granted to the Chairman of the Board of Directors, particular Directors or other individuals and institutions. If specific authorization of certain decision-making power is necessary, such should be authorized through resolutions of the Board of Directors in accordance with law. Specific powers should be granted for each issue at hand, and should not be granted generally or permanently to other institutions or individuals.

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
Statutory powers of the Board of Directors shall not be modified or affected by anything within the Articles of Association, resolutions of the Shareholders’ General Meeting, or in any other manner.
4.	Article 179 of the original Articles of Association shall be amended to read as:

No one shall be a Director, Supervisor, President, Vice President or any other senior management officer of the Company if subject to any of the following circumstances:
(1)	being without civil capacity or having limited civil capacity;

(2)
having been penalized or sentenced due to an offence of corruption, bribery, encroachment on property, misappropriation of property or disruption of the socialist market economy, or having been deprived of political rights due to the committing of any crime, and in each case, 5 years not having elapsed since the completion of the relevant penalty, sentence or deprivation;

(3)
having been a former director, factory director or manager of a company or enterprise which had been bankrupt and liquidated whereby such person was personally liable for the bankruptcy of such company or enterprise, and 3 years not having elapsed since the date of completion of the liquidation of the company or enterprise;

(4)
having been the legal representative of a company or enterprise which business licence was revoked and which business was compulsorily closed down due to violation of laws whereby such person was personally liable, and 3 years not having elapsed since the date of revocation of the business licence of the company or enterprise;

(5)	being a debtor personally liable for a relatively large debt which has not been paid as it fell due;

(6)	having been subject to an investigation by judicial authorities for criminal offences, and such investigation not having come to an end;

(7)	being banned from being senior management of enterprises by laws and regulations;

(8)	being a non-natural person;

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NOTICE OF ANNUAL GENERAL MEETING
(9)	having been adjudged by the relevant competent authorities of violations of securities laws which involves fraud or dishonesty, and 5 years not having elapsed since the date of the judgment;

(10)	having been banned from entering the market by financial regulators, and 5 years not having elapsed since the last date of the ban; and

(11)	being prohibited from holding such posts due to other circumstances, including stipulations by laws, administrative regulations, departmental rules and regulatory requirements.
TO ACCEPT AND REVIEW RELEVANT REPORTS
9.	To accept and review the Duty Report of the Independent Directors for the Year 2009.

10.	To accept and review the Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2009.

Note:	The English version of this Notice is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
Heng Kwoo Seng
Company Secretary
19 April 2010
As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Sun Shuyi, Mr. Ma Yongwei,
Mr. Sun Changji, Mr. Bruce Douglas Moore

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
Notes:
1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Tuesday, 4 May 2010 to Friday, 4 June 2010 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Monday, 3 May 2010.

The Company will announce separately on the Shanghai Stock Exchange regarding details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT LEGAL PERSONS, AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.70 per share (inclusive of tax), amounting to a total of approximately RMB 19,785 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on or about Tuesday, 24 August 2010 to the H Share shareholders whose names appear on the H Share register of members of the Company on Friday, 4 June 2010.

According to the Law on Corporate Income Tax of the People’s Republic of China and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2009 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of corporate income tax.

The H Share register of members of the Company will be closed from Tuesday, 4 May 2010 to Friday, 4 June 2010 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Monday, 3 May 2010.

The Company will announce separately on the Shanghai Stock Exchange regarding details of the arrangement regarding the distribution of 2009 final dividend to A Share shareholders.

3.	PROXY
(1)
Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)
The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized.

To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the form of proxy for use at the Annual General Meeting is attached herewith).

Commission File Number 001-31914
NOTICE OF ANNUAL GENERAL MEETING
4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING
(1)
A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)
Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Friday, 14 May 2010.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS
(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)
The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2965; 86 (10) 6363 1249
Facsimile No.	:	86 (10) 6657 5112

Commission File Number 001-31914

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
1.	REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE FOR THE YEAR 2009
According to the requirements of PRC Company Law, shareholders have the right to approve the reports of the Board of Directors and the Supervisory Committee. Pursuant to the Rules of Shareholders’ General Meetings of Listed Companies published by the China Securities Regulatory Commission, the Board of Directors and the Supervisory Committee should issue a report with respect to their work in the preceding year at the Annual General Meeting. The Company’s report of the Board of Directors for the year 2009 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2009 Annual Report. The Company’s report of the Supervisory Committee for the year 2009 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2009 Annual Report.
2.	AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT FOR THE YEAR ENDED 31 DECEMBER 2009
The audited financial statements and auditor’s report for the year ended 2009 are set out in the sections headed “Report of Auditor”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flow”, and “Notes to the Consolidated Financial Statements” of the Company’s 2009 Annual Report.
3.	PROFIT DISTRIBUTION AND CASH DIVIDEND DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2009
As approved by the Board, the Company changed its accounting policies for its financial report under China Accounting Standards for Business Enterprises for the year 2009. In order to ensure the continuity of its profit distribution policy, RMB3,899 million is proposed to be appropriated to its discretionary surplus reserve fund (being 10% of the amount of its undistributed profits affected by the change in its accounting policies for the period ended 31 December 2008).
For the year 2009, after the appropriation of RMB3,293 million to its discretionary surplus reserve fund (being 10% of its net profit for 2009 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.70 per share (totalling approximately RMB 19,785 million) to all shareholders of the Company.
4.	RE-APPOINTMENT OF PRC AND INTERNATIONAL AUDITORS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION
The Board proposed to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, respectively as the PRC auditor and international auditor of the Company for the year 2010 and for the AGM to authorize the Board to determine their remuneration.

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APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
5.	PROPOSED APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR
The sixth meeting of the third session of the Board nominated Mr. Anthony Francis Neoh as an Independent Non-executive Director of the Company. The appointment of Mr. Neoh as an Independent Non-executive Director has not been approved by, and is conditional upon approval by, the Shanghai Stock Exchange. Further, Mr. Neoh’s qualification as an Independent Non-executive Director is subject to the approval of CIRC.
The biographical details of Mr. Anthony Francis Neoh are set out in Appendix II to this circular.
6.	RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS AND SENIOR MANAGEMENT OFFICERS
The Board proposes the renewal of the US$50 million liability insurance cover for the Directors and senior management officers of the Company for 2010 to 2011, and proposes the AGM to authorize the Chairman of the Board and the Board Secretary to work on renewing the liability insurance, decide on the insurance plan and implement all related tasks (including the signing of the necessary legal documents), provided that the scope of coverage remains substantially the same and the coverage amount does not exceed the abovementioned amount.
7.	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION
The existing Articles of Association was adopted at the Annual General Meeting on 25 May 2009 and came into effect on 9 October 2009 upon approval by CIRC.
Pursuant to the Approval in relation to the Change of Registered Office of China Life Insurance Company Limited (CIRC Amendments [2010] No.146), Guidelines on the Operation of the Board of Directors of Insurance Companies (CIRC [2008] No.58) and Administrative Provisions for the Qualifications of Directors, Supervisors and Senior Managers of the Insurance Companies (CIRC [2010] No. 2) issued by the CIRC and the PRC Company Law, and as requested by the CIRC and relevant securities regulatory bodies, the Company proposes to make corresponding amendments to the existing Articles of Association.
The proposed amendments to the Articles of Association cover many aspects, which mainly involve the following:
(a)	change of the Company’s address;

(b)	the source of funding available to the Company to repurchase the Company’s shares for distribution to employees as bonus;

(c)	the Board’s statutory powers; and

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APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING
(d)	the circumstances in which a person is disqualified from acting as the Company’s Director, Supervisor, President, Vice President and other senior management officers.
The proposed amendments to the Articles of Association will become effective subject to the approval of shareholders by way of a special resolution at the AGM and the approval of the CIRC. The full text of the proposed amendments to the Articles of Association is set out in the Notice of Annual General Meeting of the Company dated 19 April 2010.
8.	DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2009
Pursuant to the requirements under the Interim Management Measures on Independent Directors of Insurance Companies published by the CIRC, Independent Directors shall prepare a report in respect of the discharge of their duties for the year 2009 at the Annual General Meeting. Such report will be tabled at the Annual General Meeting for shareholders’ review but no shareholders’ approval is required. The Duty Report of the Independent Directors for the Year 2009 is set out in Appendix III to this circular for shareholders’ information.
9.	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2009
Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the Board shall compile a report in respect of the status of connected transactions and execution of the connected transactions management system for the year 2009 at the Annual General Meeting. Such report will be tabled at the Annual General Meeting for shareholders’ review but no shareholders’ approval is required. This year’s report is set out in Appendix IV to this circular for shareholders’ information.

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APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED
INDEPENDENT NON-EXECUTIVE DIRECTOR
PARTICULARS OF THE INDEPENDENT NON-EXECUTIVE DIRECTOR CANDIDATE
Mr. Anthony Francis NEOH, born in 1946
Mr. NEOH currently serves as a member of the International Consultation Committee of the China Securities Regulatory Commission. Mr. NEOH previously served as Chief Advisor to the China Securities Regulatory Commission, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative Officer of the Hong Kong Government. From 1996 to 1998, Mr. NEOH was Chairman of the Technical Committee of the International Organization of Securities Commissions. Mr. NEOH was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. NEOH graduated from the University of London with a degree in Law in 1976. Mr. NEOH is a barrister of England and Wales and admitted to the State Bar of California. In 2003, Mr. NEOH was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009.
Mr. NEOH was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, Mr. NEOH has been serving as an Independent Non-executive Director of Bank of China Limited, and since November 2004, Mr. NEOH has been serving as an Independent Non-executive Director of China Shenhua Energy Company Limited. Global Digital Creations Holdings Limited is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, while the units of the Link Real Estate Investment Trust, and shares in Bank of China Limited and China Shenhua Energy Company Limited are listed on the Main Board of The Stock Exchange of Hong Kong Limited.
Mr. NEOH will enter into a service contract with the Company. Mr. NEOH’ s term shall be effective on its commencement date and expire on the expiry of the term of the third session of the Board, and is renewable upon re-election when it expires. Mr. NEOH’s annual remuneration will be determined by the Board with reference to his position and responsibilities with the Company, and will be subject to approval by shareholders at Shareholders’ General Meetings.

Commission File Number 001-31914

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED
INDEPENDENT NON-EXECUTIVE DIRECTOR
Save as disclosed above, Mr. NEOH has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, is not connected with any Directors, senior management or substantial or controlling shareholders of the Company, and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Further, there is nothing in respect of Mr. NEOH which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914

APPENDIX III	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2009
DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2009
Dear Chairman and Directors,
In 2009, all the Independent Directors prudently exercised their rights and faithfully performed their obligations as Independent Directors. The work of the Independent Directors is summarized as follows:
I.	Attendances at Meetings
(I)	In 2009, attendance of Independent Directors at the meetings of the Board of Directors are as follows:
Board

Names of Independent Directors Meetings Remarks

Long Yongtu	3/3	—
(Note)
Sun Shuyi	5/7	Appointed as attorney by Mr. Cai Rang and Mr. Sun Changji (both Independent Directors) to attend and exercise their voting rights at the 16th meeting of the second session of the Board of Directors and the 2nd meeting of the third session of the Board of Directors respectively
Ma Yongwei	7/7	—
Chau Tak Hay	3/3	—
Cai Rang	3/3	—
Ngai Wai Fung	3/3	—
Sun Changji	4/4	—
Bruce Douglas Moore	4/4	—

Note:	This is the ratio of the number of Board meetings attended by the Independent Director in person, to the number of Board meetings the Independent Director is supposed to attend in 2009.
(II)	Attendance at Shareholders’ General Meetings
Independent Directors Ma Yongwei, Chau Tak Hay, Cai Rang and Ngai Wai Fung attended the 2009 Annual General Meeting (Annual General Meeting for the year 2008) held on 25 May 2009, where they took note of opinions voiced by, and maintained effective communication with, shareholders of the Company.
II.	Expression of Opinions
(I)	In 2009, none of the Independent Directors abstained from voting on, or voted against, any resolutions of the Board of Directors.

Commission File Number 001-31914

APPENDIX III	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2009
(II)
In 2009, all the Independent Directors expressed prior approval and independent opinions on the following resolutions relating to the nomination of Director candidates and responsible financial officers, the remuneration of Directors, Supervisors and senior management officers, and resolutions in relation to connected transactions:

1.
Proposal by President Wan Feng submitted to the Board regarding the Company’s appointment of Liu Lefei to Citic Securities Co., Ltd and the removal of Mr. Liu from the position of Chief Investment Officer of the Company;

2.	Proposal regarding the nomination of candidates for the third session of the Board;

3.	Proposal regarding nomination of Liu Jiade as the Company’s responsible financial officer;

4.	Proposal regarding the submission of the remuneration plan of the Company’s Directors and Supervisors to the Shareholders’ General Meeting for approval;

5.	Proposal regarding the submission of the remuneration plan of the Company’s senior managers to the Board for approval;

6.	Proposal regarding election of the Chairman of the third session of the Board;

7.	Proposal regarding the Entrustment of Enterprise Annuity Funds and Account Management Agreement in relation to companies within the China Life group;

8.	Proposal regarding renewal of the Asset Management Agreements;

9.	Proposal regarding the Property Leasing Agreements entered into by the Company and China Life Investment Holding Company Limited;

10.	Proposal regarding appointment of Mr. Miao Ping as Vice President of China Life Insurance Company Limited; and

11.	Proposal regarding removal of Mr. Liu Anlin from the position of Chief Information Technology Officer of China Life Insurance Company Limited.

Commission File Number 001-31914

APPENDIX III	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2009
III.	Understanding the Operation and Management of the Company through Various Channels
In 2009, each of the Independent Directors acquired information about the operation and management of the Company through various channels, providing bases upon which scientific and prudent decisions may be made.
Independent Directors made regular contacts with senior management of the Company, accepted reports from the management and the Board Secretary and maintained effective communication with the external auditor so as to acquire third-party information. The Audit Committee set up a complaint hotline and mailbox to receive reports on non-compliance issues, fraudulent activities and other cases from various sources. The Independent Directors paid regular site visits to branch companies to get first hand information on the financial position, operation and management, risk control and other affairs of the Company. The Independent Directors were provided with information by the Company for the purposes of assisting their understanding of insurance industry-related issues.
IV.	Other Work Performed to Improve the Operation and Management of the Company
During 2009, all the Independent Directors performed their duties in a diligent and faithful manner, carefully reviewed reports from relevant personnel on the business development, financial management, connected transactions and other affairs of the Company, and achieved an understanding of the day-to-day operations and potential operating risks of the Company in a timely manner. The Independent Directors also voiced opinions and exercised their powers at Board meetings, and performed their duties as Independent Directors actively and effectively, safeguarding the legal rights and interests of shareholders holding small to medium stakes in the Company.
V.	Role of Independent Directors in the Preparation of the Annual Report
The Independent Directors faithfully performed their duties as Independent Directors in relation to the preparation of, and disclosures in the 2009 Annual Report. The Independent Directors conducted on-site inspections and investigations of branch companies to get a comprehensive picture of the operational management, internal control and financial status of the Company. The Independent Directors reviewed in a timely manner reports of the management on the operation and management, financial position and major matters of the Company in 2009. The Independent Directors had discussed relevant matters with the external auditors before the external auditors commenced their annual audit of the Company, and reviewed the report on the audit arrangement. Upon the issuance of the initial audit opinion by the certified accountants conducting the annual audit, the Independent Directors immediately communicated with such accountants through the Audit Committee which comprises only Independent Directors to take note of any issues discovered during the auditing process.

Commission File Number 001-31914

APPENDIX III	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2009
VI.	Self-Appraisal and Appraisal of the Performance of the Board of Directors and the Management
During 2009, each of the Independent Directors was able to act honestly and faithfully in the interests of the Company as a whole and paid special attention to the legal rights and interests of public shareholders and shareholders holding small to medium stakes in the Company in its decision-making.
It is the opinion of the Independent Directors that, under the leadership of the Chairman of the Board, the Board of Directors acted objectively and made collective decisions on the development strategy, business plan, financial control, personnel management and other matters of the Company, and that all Directors made great effort to handle the affairs of the Board, and the corporate governance of the Company has been further improved.
It is the opinion of the Independent Directors that members of the management of the Company have been fully committed to their duties and took a proactive role in the building of a world-class life insurance company, took it upon themselves the duty to promote the development of the industry, played a leading role in the industry, and fulfilled various business targets set up by the Board for 2009 in a relatively satisfactory way.

Independent Directors
Sun Shuyi, Ma Yongwei,
Sun Changji, Bruce Douglas Moore
7 April 2010

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commission File Number 001-31914

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2009
Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2009
In 2009, China Life Insurance Company Limited (the Company or our Company) adhered to laws, regulations and departmental rules governing connected transactions management, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to provision 2 of article 18 of the Interim Management Measures on Connected Transactions of Insurance Companies (CIRC 2007 No. 24) promulgated by the CIRC on 6 April 2007, “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the Shareholders’ General Meeting every year”. The status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:
I.	Basic Status of Connected Transactions
Pursuant to the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, the Company formulated, inter alia, the Provisional Measures on Connected Transactions Management and the Detailed Rules for Implementation to manage the Company’s connected transactions. With respect to connected transactions which the Company is a party to, the Company has complied strictly with the approval and disclosure (or report) procedures (or obligations) as required by external regulatory requirements and the Company’s own systems.
(I)	Continuing Connected Transactions related to day-to-day operations
For the year 2009, material continuing connected transactions of the Company consisted of the following: (1) the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as the Group); (2) the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as the AMC), and between the Group and the AMC; (3) property leasing agreements between the Company and the Group, and between the Company and China Life Investment Holding Company Limited; and (4) the deposits of the Company with Guangdong Development Bank.
(II)	Material Connected Transactions entered into in 2009
For the year 2009, the Company entered into the following two material connected transactions:
1.
On 9 February 2009, the Company, the Group and AMC signed the China Life Asset Management Company Limited Capital Injection Contract (the Capital Injection Contract). According to the Capital Injection Contract, the Company and the Group shall inject RMB2,000 million into AMC, of which RMB1,200 million is to be contributed by the Company (being 60% of the registered capital increase of AMC), and RMB800 million is to be contributed by the Group (being 40% of the registered capital increase of AMC).

Commission File Number 001-31914

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2009
2.
On 27 July 2009, the Company, the Group and AMC signed the China Life Insurance (Group) Company Entrustment of Enterprise Annuity Funds and Account Management Agreement with China Life Pension Company Limited (the Pension Company). The agreement is valid for three years from the date the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, the Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, the Group and AMC and charges trustee management fees and account management fees in accordance with the agreement.

All of the abovementioned connected transactions were in strict compliance with the approval procedures as provided for in the Articles of Association of the Company and the Provisional Measures on Connected Transactions Management, and the approval and disclosure procedures of the Articles of Association of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Listing Rules of Securities of the Shanghai Stock Exchange. The pricing principles of the Company’s connected transactions were fair and in interests of the Company’s shareholders as a whole.
(III)	Approval of Connected Transactions by the Board and the President’s Office
For the year 2009, four connected transactions were approved by the Board at Board meetings, with independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction price rendered by the Independent Directors. The Independent Directors are of the opinion that the Company’s connected transactions are on normal commercial terms, are fair and reasonable to the Company and the shareholders of the Company as a whole, and are in the interests of the Company and the shareholders of the Company. Board deliberations of connected transactions were carried out in accordance with regulatory requirements in relation to abstention and the giving of notice. Minor connected transactions of the Company were approved by the President’s Office with all formalities being properly handled in accordance with procedures. Meeting records of approvals of connected transactions by the Board and the President’s Office were complete and properly managed. No material connected transaction arose in 2009 that required the approval of the Shareholder’s General Meeting.

Commission File Number 001-31914

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2009
II.	Formulating and Implementing the Connected Transactions Management System
(I)	Effective Implementation of the Connected Transactions Management System and the Orderly Commencement of the Management of Connected Transactions
The Company’s Connected Transactions Management System consists of Provisional Measures on Connected Transactions Management and the Detailed Rules for Implementation. The Company’s management of connected transactions are firmly grounded in the relevant laws and guidelines, with clear attribution of responsibilities and division of labour. During the past few years, through the efforts of various functional departments, a Connected Transactions Management and Implementation System has been established, which covers business, financial, information technology, auditing, internal control compliance, information disclosure and various other aspects. This plays a positive role in regulating connected transactions. In 2009, each major department managing connected transactions performed their respective duties with the cooperation and support of other related departments to implement the system, and the Company’s management of its connected transactions ran smoothly.
(II)	Amendments to the Articles of the Connected Transactions Approval Committee and the Convening of a Meeting of the Connected Transactions Approval Committee
In March 2009, the Company amended the Articles of the Connected Transactions Approval Committee, and based on the structure of the Company and personnel arrangements, finalized the list of the committee with Wan Feng as chairman and Liu Yingqi and Zhou Ying as vice chairpersons. In June, the Company convened a meeting of the Connected Transactions Approval Committee to research on and prepare for tasks in relation to the Company’s connected transactions management.
(III)	Effective Implementation of the Tasks Required by the Interim Management Measures on Connected Transactions Management by the CIRC
The CIRC’s Measures is an industry-wide guideline on the management of connected transactions, which serves as persuasive guidance and represents goals for, and justifications of, our management of connected transactions. Pursuant to the Measures, the Company submitted to the Board the 2008 Report on the Status of Connected Transactions and the execution of the Connected Transactions Management System and on its approval, reported such to the Shareholders’ General Meeting. The preparation of the report served as a reminder for the Company’s connected transactions to be fair, open, transparent, and without prejudice to the interests of shareholders with small stakes in the Company, and for the Company’s management of connected transactions to be professional, efficient, and consistent with relevant industry regulatory rules and listing rules.

Commission File Number 001-31914

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF THE CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM FOR THE YEAR 2009
III.	Matters to be Improved Upon
Overall, implementation of the Company’s Connected Transactions Management System effectively safeguarded the legitimate interests of the listed Company and the medium and small scale investors, and was in compliance with legal and regulatory requirements. However, there are still aspects to be strengthened and improved. First, the overall coordination of the management of connected transactions needs to be strengthened, which means the strengthening of the cooperation among departments of the Company and among the Company, the Group and its subsidiaries. Second, awareness of connected transactions compliance has to be further improved, in particular the timeliness of the renewal of certain minor connected transactions.
To deal with the existing inadequacies, coordination and communication should be strengthened, and department and individual responsibilities have to be reinforced, such that the initiatives of people in different departments the Company can be harnessed and the efficiency and quality of connected transactions management and related tasks can be improved.
IV.	Work Plan for the Year 2010
The general framework for 2010 is to fortify the foundations of connected transactions management, enhance communication with connected parties, prevent and resolve non-compliance risks associated with connected transactions and address the matters to be improved upon. The following constitute the directions in which connected transactions management should be taken forward:
(I)
strengthening the research and study of connected transaction rules, paying attention to the evolvement and change of relevant rules and suggesting measures that adapt to changes of the rules when the situation so requires;

(II)
continuing to perform good ground work for all aspects of connected transactions management, including the building of the relevant systems, and proper approval and disclosure to avoid non-compliance risks; and

(III)
enhancing communication with connected parties, obtaining information about connected parties from various sources, strengthening the management of connected transaction agreements, and increasing the quality and level of the Company’s connected transaction management in various aspects.

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.